AllianceBernstein Income Fund	Exhibit 77C
811-05207

The Annual Meeting of Stockholders of AllianceBernstein Income Fund, Inc. was held on March 30, 2011.

A description of the proposal and number of shares voted at the Meeting are as follows:

1. To elect Class Two Directors (term expires in 2014):

Director		Voted for	Authority Withheld
Robert M. Keith		206,539,617	6,616,967
William H. Foulk	205,975,031	7,181,553
D. James Guzy		206,250,431	6,906,153

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